SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, September 10, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, will implement a new mileage accrual model for domestic and international flights as of October 10, 2013. The aim is to further secure the loyalty of passengers with differentiated flight frequencies and consumption standards. The practice is consistent with the world’s leading Frequent Flyer Programs and with GOL’s strategy of increasing the attractiveness of the product for passengers who are more loyal to the company. The new model favors and rewards those who fly most with and are most loyal to GOL/SMILES, especially the Gold and Diamond categories.

This initiative simplifies the rules for mileage accrual, as the new model makes the calculation of accrued miles per flight easier. In the case of domestic flights, the calculation will be based on the price of the ticket and no longer on flight distance, as shown in the table below. In order to maintain the attractiveness of promotional fares that already offer price benefits, these will no longer accrue miles. In the previous model, Scheduled and Flexible fares accrued 100% and 125%, respectively, based on the length of the flight.

Family	Accrual rule
Flexível (Flexible Fare)	R$ 1.00 = 3 miles
Programada (Scheduled Fare)	R$ 1.00 = 2 miles

The Company will continue to use distance to calculate accrued miles on international flights. As of now, passengers will receive at least 5,000 miles on flights to the United States, 3,000 miles on flights to Central America and the Caribbean and 1,000 miles on flights to South America. There is no minimum for code-share flights because the connections are also considered for the purpose of accruing miles.

International accrual	% of miles travelled
Comfort (Comfort Fare)	150%
Flexível (Flexible Fare)	125%
Programada (Scheduled Fare)	100%
Promocional (Promotional Fares)	100%

1	GOL Linhas Aéreas Inteligentes S.A

Under the new model, SMILES Diamond clients will be entitled to a minimum accrual of 1,000 miles on any Company flight, except for domestic promotional flights.

We will continue to offer different bonuses per category on both domestic and international flights.  SMILES Diamond clients will receive a 100% bonus on accrued miles, Gold clients 50% and Silver clients 25%.

This change will encourage clients to accumulate more travelled miles and redeem prize tickets more frequently. The new rules will become effective as of October 10 and will be available on the websites of GOL, www.voegol.com.br and SMILES, www.smiles.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

3	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.